Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010
Income before (loss) income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$448,517	$479,848	$283,353	$331,060	$221,711
Interest expense
Senior notes payable and other debt	376,842	334,909	288,717	224,344	170,133
Distributions from unconsolidated entities	6,508	6,641	10,006	3,790	689
Earnings	$831,867	$821,398	$582,076	$559,194	$392,533
Interest
Senior notes payable and other debt expense	$376,842	$334,909	$288,717	$224,344	$170,133
Interest capitalized	950	855	1,857	1,233	—
Fixed charges	$377,792	$335,764	$290,574	$225,577	$170,133

Ratio of Earnings to Fixed Charges	2.20	2.45	2.00	2.48	2.31